January 3, 2008
VIA EDGAR
Mr. Stephen Krikorian
Securities and Exchange Commission
Department of Corporation Finance
100 F. Street N.E., Mail Stop 4561
Washington, DC 20549

Re:	MoneyGram International, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 7, 2007
File No. 001-31950
Dear Mr. Krikorian:
We have received your comment letter dated December 21, 2007, concerning the above referenced Forms 10-K and 10-Q. The comment letter asks us to provide you with our written responses within ten (10) business days. We hereby request additional time to respond to your comments. We intend to provide our responses to the comment letter by no later than January 23, 2008.
Thank you for your consideration in this matter. Should you have any questions, please do not hesitate to contact me at 952-591-3820.
Sincerely,
/s/ David J. Parrin
Mr. David J. Parrin
Executive Vice President and Chief Financial Officer